Exhibit 2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2016 and for the six months then ended and related notes included elsewhere in this report and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2015 and the other information contained in such Annual Report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Forward-Looking Statements

The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “may,” “believe,” “will,” “projects,” “expects,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that the Company will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will be maintained in a manner consistent with our historical experience , that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report on Form 20-F.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

A.	RESULTS OF OPERATIONS

On June 8, 2016 Pointer spun off its Israeli subsidiary, Shagrir Group Vehicle Services Ltd. (“Shagrir”), through which Pointer carried out its road side assistance (RSA) activities and listed Shagrir's shares on the Tel Aviv Stock Exchange. The results of Shagrir until that date are included in Pointer’s results as discontinued operations.

Six months Ended June 30,

(in thousands of U.S. Dollars – except weighted average number of ordinary shares,

and basic and diluted income per ordinary share)

Statement of Income Data:	2016	2015
Revenues:
Products	11,555	11,535
Services	19,485	19,368
Total Revenues	31,040	30,903
Cost of Revenues:
Products	7,178	6,906
Services	8,774	7,372
Total Cost of Revenues	15,952	16,278

Gross Profit	15,088	14,625

Operating Expenses:
Research and development, net	1,824	1,718
Sales and marketing expenses	5,615	5,079
General and administrative	4,227	4,391
Amortization of intangible assets	195	292
Total Operating Expenses	11,861	11,480
Total Operating Income	3,227	3,145
Financial expenses (income), net	243	(221)
Other (income) expenses	(4)	13
Income before tax on income	2,988	3,353
Taxes on income	854	645
Income from continuing operations	2,134	2,708
Income from discontinued operations, net	154	57
Net income	2,288	2,765

Net income from continuing operations attributable to Equity holders of the parent	2,123	2,765
Net income (loss) from continuing operations attributable to Non-controlling interests	11	(57)

Net income from discontinued operations attributable to Equity holders of the parent	120	103
Net income (loss) from discontinued operations attributable to Non-controlling interests	34	(46)

Basic net earnings per share from continuing operations attributable to Pointer Telocation Ltd. shareholders	$0.27	$0.36
Diluted net earnings per share from continuing operations attributable to Pointer Telocation Ltd. shareholders	$0.27	$0.35
Basic weighted average number of shares outstanding (in thousands)	7,787	7,695
Diluted weighted average number of shares outstanding (in thousands)	7,924	7,961

Six Months Ended June 30, 2016 Compared with Six Months Ended June 30, 2015

Revenues. Revenues increased by $0.1 million or 0.4%, from $30.9 million in the six months ending June 30, 2015 to $31.0 million in the six months ending June 30, 2016.

The revenues from the sale of our products were $11.6 million in the six months ending June 30, 2016, approximately the same as in the six months ending June 30, 2015.

The revenues from our services increased by $0.1 million, or 0.6%, from $19.4 million in the six months ending June 30, 2015 to $19.5 million in the six months ending June 30, 2016.

The increase was primarily attributable to an increase in recurring revenues from fleet management and stolen vehicle recovery services, partially offset by the devaluation of various local currencies where we have operations against the US dollar.

Revenues from our services in the six months ending June 30, 2016 accounted for 62.8% of our total revenues as compared with 62.7% in the six months ending June 30, 2015.

Cost of Revenues. Our cost of revenues increased by $0.3 million to $16.0 million for the six months ending June 30, 2016 as compared to $16.3 million for the same period in 2015.

Gross Profit. Our gross profit increased to $15.1 million in the six months ending June 30, 2016, as compared to $14.6 million for the same period in 2015. As a percentage of total revenues, gross profit accounted for 48.6% in the six months ending June 30, 2016 compared to 47.3% in the six months ending June 30, 2015.

Our gross margin on products sales in the six months ending June 30, 2016 was 38% compared to 40% in the six months ending June 30, 2015. This decrease is mainly associated with price erosion which affects our revenues from products.

Gross margin for services was approximately 55% in the six months ending June 30, 2016, compared to 52% in the six months ending June 30, 2015. This increase is primarily attributed to expenses efficiency, while increasing subscribers' base.

Research and Development Costs. Research and development expenses were $1.8 million in the six months ending June 30, 2016, compared to $1.7 million in the six months ending June 30, 2015. We intend to maintain our level of R&D expenditures in order to bring new technologies to the market.

Sales and Marketing Expenses. Sales and marketing costs increased by $0.5 million to $5.6 million in the six months ending June 30, 2016 from $5.1 million in the six months ending June 30, 2015. The increase is mainly due to the increase in sales and marketing efforts. We intend to continue to increase our sales efforts during the next twelve months.

General and Administrative Expenses. General and administrative expenses decreased by $0.2 million to $4.2 million in the six months ending June 30, 2016 from $4.4 million in the six months ending June 30, 2015.

Amortization of Intangible Assets and Impairment of Long Lived Assets. Amortization of intangible assets and impairment of long lived assets was $0.2 million in the six months ending June 30, 2016 compared to $0.3 million in the six months ending June 30, 2015. The decrease is mainly due to the end of the amortization period of certain of our assets.

Operating Profit. As a result of the foregoing, we recorded a $3.2 million operating profit in the six months ending June 30, 2016, compared to an operating profit of $3.1 million in the six months ending June 30, 2015.

Financial Expenses (Net). Financial expenses increased from $0.2 million financial income in the six months ending June 30, 2015 to $0.2 million financial expenses in the six months ending June 30, 2016. The increase is due to the impact of our New Israeli Shekel (“NIS”) denominated loans that were linked to the US dollar.

Taxes on income.  Taxes on income were $0.9 million in the six months ending June 30, 2016 comparing to $0.6 million in the six months ending June 30, 2015. The effective tax rate for the six months ended June 30, 2016, was 29% as compared to 20% for the six months ended June 30, 2015. The increase is mainly adjustments in tax assets in respect with the updated tax rate in Israel.

Net Income from continuing operations. We recorded net income from continuing operations of $2.1 million in the six months ending June 30, 2016 compared to $2.7 million in the six months ending June 30, 2015.

Net Income from continuing operations attributable to Pointer shareholders. In the six months ended June 30, 2016, we recorded net income from continuing operations attributable to Pointer shareholders of $2.1 million, compared to $2.8 million in the six months ended June 30, 2015.

Net income (loss) from continuing operations attributable to non-controlling interests. We recorded net income from continuing operations attributable to non-controlling interests in the amount of $0.01 million in the six months ended June 30, 2016, compared to $(0.1) million net loss in the six months ended June 30, 2015.

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

Our results of operations, liabilities and assets were mainly impacted by the fluctuations of exchange rates between the U.S. Dollar and the NIS, Brazilian Real, Argentinean Peso, Mexican Peso, the Euro and the South African Rand.

During the six months ended June 30, 2016, the exchange rate of the U.S. Dollar in relation to the NIS decreased by 1.7%, while the Israeli Consumer Price Index (“CPI”) increased by 0.3%. During the six months ended June 30, 2015 there was a decrease of 3.1% in the exchange rate of the U.S. Dollar in relation to the NIS and a decrease of 1% the CPI.

We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, our U.S. Dollar costs will increase if inflation in Israel exceeds the revaluation of the NIS against the U.S. Dollar.

Regarding our operations of our subsidiary Pointer Do Brasil Comercial Ltda. ("Pointer Brazil") and the fact that most of Pointer Brazil’s revenues are denominated in the Brazilian Real, while our consolidated financial statements are expressed in U.S. dollars, we believe that inflation in Brazil and fluctuations in the exchange rate between the U.S. Dollar and Brazil Real may have a significant effect on the business and overall profitability of Pointer Brazil and, as a consequence, on the results of our operations. From January 1, 2016 to June 30, 2016, the value of the Brazil Real increased by approximately 18% against the U.S. Dollar. From January 1, 2016 until June 30, 2016, the U.S. Dollar - Brazil Real exchange rate fluctuated between 3.227 and 4.132 Real to the Dollar.

Regarding our operations in Argentina and the fact that most of the revenues of our subsidiary Pointer Argentina S.A (“Pointer Argentina”) are denominated in the Argentinean Peso, while our consolidated financial statements are expressed in U.S. dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between the U.S. Dollar and Argentinean Peso may have a significant effect on the business and overall profitability of Pointer Argentina and as a consequence, on the results of our operations. From January 1, 2016 to June 30, 2016, the value of the Argentinean Peso decreased by approximately 16% against the U.S. Dollar. From January 1, 2016 until June 30, 2016 the U.S. Dollar – Argentinean Peso exchange rate fluctuated between 12.910 and 15.831 Pesos to the Dollar.

Regarding our operations of our subsidiary Pointer Recuperation de Mexico S.A. ("Pointer Mexico") and the fact that most of Pointer Mexico’s revenues are denominated in the Mexican Peso, while our consolidated financial statements are expressed in U.S. dollars, we believe that inflation in Mexico and fluctuations in the exchange rate between the U.S. Dollar and Mexican Peso may have a significant effect on the business and overall profitability of Pointer Mexico and as a consequence, on the results of our operations. From January 1, 2016 to June 30, 2016, the value of the Mexican Peso decreased by approximately 7% against the U.S. dollar. From January 1, 2016 until June 30, 2016, the U.S. Dollar – Mexican Peso exchange rate fluctuated between 17.172 and 19.094 Pesos to the Dollar.

Regarding our operations of our subsidiary Pointer SA (PTY) Ltd. ("Pointer South Africa") and the fact that most of Pointer South Africa’s revenues are denominated in the South African Rand, while our consolidated financial statements are expressed in U.S. dollars, we believe that inflation in South Africa and fluctuations in the exchange rate between the U.S. Dollar and South African Rand may have a significant effect on the business and overall profitability of Pointer South Africa and as a consequence, on the results of our operations. From January 1, 2016 to June 30, 2016, the value of the South African Rand increased by approximately 4% against the U.S. Dollar. From January 1, 2016 until June 30, 2016, the U.S. Dollar – South African Rand exchange rate fluctuated between 14.207 and 16.809 Rand to the Dollar.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2016, we had a working capital of $8.8 million, our current assets to current liabilities ratio was 151%, we had cash and cash equivalents of $7.7 million and an unused credit facility of $12.5 million. We believe that we have access to sufficient capital to meet our requirements for at least the next twelve months.

Our credit facilities and loans contain a number of restrictive covenants that limit the operating and financial flexibility of the Company. As of June 30, 2016 we are in compliance with the financial covenants of our credit facilities.

In the six months ended June 30, 2016, net cash provided by our continuing operating activities amounted to $4.9 million as compared to net cash provided from continuing operating activities of $4.1 million in the six months ended June 30, 2015. The increase was primarily attributable to an increase in the working capital in the six months ended June 30, 2016.

In the six months ended June 30, 2016, net cash used in our continuing investment activities was $2.4 million as compared to $0.7 million in the six months ended June 30, 2015. The increase was primarily attributable to an increase in the purchase of property and equipment.

In the six months ended June 30, 2016, net cash used in our financing activities was $3.9 million as compared to net cash provided by financing activities of $3.1 million in the six months ended June 30, 2015. The increase was primarily attributable to distribution of the shares of Shagrir as a dividend in kind, off-set by receipt of long term loans from banks.